Exhibit 99.5

Management Analysis of the Financial Situation and Operating Results

Management Discussion and Analysis

Year Ended February 28, 2011

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS/ MANAGEMENT DISCUSSION AND ANALYSIS

This analysis is presented in order to provide the reader with an overview of the changes to the consolidated financial position and operating results of Neptune Technologies & Bioressources Inc. (“Neptune” or “the Company”) including its subsidiaries, Acasti Pharma Inc. (”Acasti”) and NeuroBioPharm Inc. (”NeuroBioPharm”). This analysis explains the material variations in the audited consolidated statements of earnings and comprehensive income, shareholders’ equity, financial position and cash flows of Neptune for the year ended February 28, 2011, compared to the corresponding period ended February 28, 2010.

This analysis, completed on May 17, 2011, must be read in conjunction with the Company’s audited, consolidated financial statements as at and for the year ended February 28, 2011 which are prepared in accordance with Canadian Generally Accepted Accounting Principles (”GAAP”).

For additional discussion regarding risks and uncertainties, also refer to the Annual Information Form for the year ended February 28, 2011, as well as registration statements and other public filings, which are available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

All dollar amounts in this document, with the exception of per-share amounts or unless otherwise noted, are in thousands of Canadian dollars.

OVERVIEW

The Company has three reportable operating segments structured in three distinct legal entities: the first is producing and commercializing nutraceutical products (Neptune), the second is the development and commercialization of pharmaceutical products for cardiovascular diseases applications (Acasti Pharma) and the third is the development and commercialization of pharmaceutical products for neurological diseases applications (NeuroBioPharm).

NEPTUNE

The Company continues to expand its customer base worldwide and is expecting revenue growth driven by repeat demand from existing customers and incoming demand from new customers from North America, Europe and Asia. Following the rising demand, the Company managed to increase its original plant expansion from a maximum of 100,000 kilograms per year to a maximum of 130,000 kilograms per year, simply by optimizing the use of actual manufacturing equipments. Neptune’s additional industrial plant project discussions are on schedule, with the target for the realization of a new industrial plant to take place during the course of fiscal 2012.

During the first quarter, the Company was named as one of the TSX Venture 50, a ranking of strong performers listed on TSX Venture Exchange. Again in the first quarter, following a PCB contamination worldwide, the Company reassured its customers that it had been unaffected by the PCB contamination observed in marine oils and confirmed NKO®’s safety and quality. In addition to this comfort, Neptune was recognized by industry peers as the gold standard for krill oils.

During the first quarter, 1,068,000 Debenture warrants and 1,086,400 Debenture Call options of Neptune were exercised for total proceeds of $1,607.

The Company presented novel innovative product opportunities customized for dietary supplements, functional and medical foods and introduced a new pipeline of novel formulations containing its proprietary marine omega-3 phospholipids enhanced with validated bioactive ingredients targeted to specific health applications. Neptune pre-launched its new product, ECO Krill Oil- EKOTM to its clientele at Health Ingredient Europe 2010 in Madrid. The pre-launch was well received by the market. EKOTM is a product similar to NKO® with slightly lower specifications and a lower selling price. Moreover, EKOTM sells at a lower price than competing krill oil products and presents better specifications than these products. The Company is also testing the industry’s reception of a new biomass extract generated from Neptune’s research and development program targeting new cognitive health indications. The Company will also be presenting pilot commercial products for functional food applications including juice, fruit berries, fruit paste and protein bars.

The Company also sustained its clinical research initiatives. As a result, Neptune is able to leverage scientific results demonstrating health benefits specific to the proprietary composition of Neptune Krill Oil - NKO® on prevalent human conditions, such as premenstrual syndrome, high cholesterol, inflammation, osteoarthritis and attention deficit hyperactivity disorder. Similarly, the clinical trials for functional/medical food applications with the multinational corporations Yoplait and Nestlé are progressing and should conclude before the end of our 2012 fiscal year at the latest. In accordance with its scientific strategy, Health Canada approved, exclusively for NKO®, therapeutic and risk reduction claims, corrobating aspects of Neptune’s clinical research and substantiating NKO® safety and effectiveness on cardiovascular health, inflammation and women’s health.

During the second quarter, Neptune appointed two investor relation firms, The Howard Group and CEOcast, in order to increase Neptune’s visibility toward the investment community in Canada and the United States respectively. This increased awareness of Neptune combined with various determining factors has already translated into higher trading volume on NASDAQ and TSX-V.

During the third quarter, the Company realised a non-brokered private placement of $2,647 through the offering of common shares at a price of $1.85. Two important institutional investors participated in the financing. Also, toward the end of the third quarter, 2,418,381 Conversion Call Options, issued to debenture holders who had previously decided to convert their debenture into Acasti shares in accordance with the debenture terms and conditions, were exercised at $0.50, resulting in the transfer of 2,418,381 Class A shares of Acasti. As the carrying amount of the Acasti net assets, after accounting for the Company’s preference share, was negative at the time of the transaction, the cash collected on exercise of Conversion Call Options in the amount of $1,209, as well as their ascribed value of $42, was recognized as a gain on dilution and no amount was allocated to non-controlling interest.

Also during the third quarter, after two years of rigorous review of NKO® safety and clinical research data, the Canadian Minister of Health has approved therapeutic and risk reduction claims exclusively for NKO®. In June 2009 Health Canada approved health claims for omega-3, among the strongest of which was the claim that products providing 1g - 3g EPA + DHA, per day (amounting to 3-10g of fish oil per day, or 6-20 softgels) help to reduce serum triglycerides, compared to 4 NKO® softgels recently approved for the same indication. Contrary to fish oil, Health Canada approved a stronger claim for NKO® for cholesterol with a decrease of LDL (bad cholesterol) and increase of HDL (good cholesterol) using only two softgels per day as well as an anti-inflammatory claim using only one softgel per day and a specific claim for premenstrual syndrome (PMS).

In regards to its intellectual property protection, the Company has always had a firm policy to protect its intellectual property rights including its patents, trademarks and trade secrets, with every legal means available. Since last year, certain of Neptune’s competitors have been marketing, advertising and selling their finished krill-based products claiming benefits based on Neptune’s research or by infringing on patents for which Neptune has exclusive rights. Neptune, being determined to enforce its rights, has thus taken action against some of those companies in order to protect its intellectual property.

ABOUT THE SUBSIDIARIES

Acasti Pharma Inc. (“Acasti”)

The status of the Company’s new pharmaceutical products; Over-the-counter (OTC), medical foods, and prescription drug products, is as follows:

During 2011 fiscal year, the Company has completed the development and launched its first medical food, “Onemia™”, on October 21, 2010 at the Cardiometabolic Health Congress in Boston as an initial introduction to health care practitioners. Onemia™ is an omega-3 phospholipid targeting omega-3 phospholipid deficiency related to cardiometabolic disorders, a multibillion dollar market. As a medical food, Onemia™ is regulated by the FDA and can only be administered under medical supervision. Onemia™ has been very well received by the medical community in the United States; the first distribution agreement was signed in March 2011 and the first purchase order received in March 2011.

The Company’s OTC product, Vectos™, is developed as a platform technology for fixed dose combinations with existing OTC products. The Vectos™ platform has been designed to improve drug activity and safety profile; ideal for co-development ventures and partnerships with a fast to market opportunity. The Company has advanced its negotiations to commercialize Vectos™ with potential partners.

The Company completed the non-clinical program required for the Clinical Trial Application (CTA) submission demonstrating that CaPre™, the Company’s prescription drug candidate, is safe and effective for the management of mixed dyslipidemia and cardiometabolic disorders by significantly increasing HDL, reducing triglycerides and LDL, and managing glucose intolerance.

The cardiometabolic effects of CaPre™ were also compared with prescription drug Lovaza®. The results of these comparative studies demonstrated a clear superiority of CaPre™ on a gram to gram omega-3 basis. According to IMS Health, global sales of Lovaza® topped $1 billion in 2009, with $758 million of those sales originating in the U.S. Moreover, in 2007, GlaxoSmithKline PLC (LSE/NYSE: GSK) acquired the USA rights to Lovaza® by its acquisition of Reliant Pharmaceuticals Inc. for $1.65 billion.

Moving forward towards the clinical stage with CaPre™, the Company submitted to Health Canada a CTA for a Phase II clinical trial in October 2010, following a very positive pre-CTA meeting. The Chemistry Manufacturing and Control (CMC) section of the CTA has been completed and approved. The Company is looking forward to the acceptance of the CTA and the initiation of the clinical study within the near future.

Acasti expanded its Scientific Advisory Board (SAB) with four new members: Dr. Jean Davignon, Dr. Jacques Genest, Pr. Ruth McPherson and Pr. William Harris. The Company has worked closely with its SAB members and other scientific and clinical advisors to finalize the design of the upcoming clinical trial by correlating preclinical data with efficacy in patients through an efficient clinical study design. The SAB has indicated their strong support of Acasti’s research and development efforts towards the next stage of development.

Increasing public and industry awareness, the Company was a sponsor and presenter at the 7th Annual Alliance Management congress and the 2nd Annual Combination Drug Therapies Conference, both organized by the Cambridge Healthtech Institute (CHI) and the BioPharmaceutical Strategy Series held April 13-14, 2010 in Philadelphia, PA. Acasti presented its unique positioning in the field of Cardiometabolic disorders and its action plan for successful collaboration with worldwide pharmaceutical industry leaders. The Company was well received and multiple important leads were generated.

In accordance with the strategic plan initially established in 2008 for the development of Acasti, a total of 11,703,911 Acasti warrants have been exercised, during years ended February 28, 2011 and 2010, for total proceeds of $4,382, detailed as follows: 3,285,530 Series 2 Acasti warrants exercised at $0.40; 5,418,381 Series 3 Acasti warrants exercised at $0.40 and 3,000,000 Series 5 Acasti warrants exercised at $0.30. From the preceding transactions Neptune exercised 2,418,381 Series 3 Acasti warrants in order to deliver shares following the exercise of options it had issued on Acasti shares and exercised 3,000,000 Series 3 Acasti warrants and 2,970,000 Series 5 Acasti warrants. Following those transactions and the conversion of Class B and C shares in Class A shares, described in the subsequent events section of this document, Neptune has a 60% participation in Acasti.

In March 2011, Acasti completed its listing application on the TSX-Venture Exchange. As a result, Acasti had its share listed on the TSX-Venture Exchange on March 31, 2011 under the symbol APO.

NeuroBioPharm Inc. (“NeuroBioPharm” or “NBP”)

The status of The Company’s new pharmaceutical products; Over-the-counter (OTC), prescription medical foods, and prescription drug products, is as follows:

During 2011 fiscal year, The Company made significant progress in its scientific research and development programs. NeuroBioPharm announced the results of preclinical research performed by NeuroCode AG, (Wetzlar, Germany), a team of recognized experts dedicated to specific profiling of active pharmaceutical ingredients by means of electroencephalographic (EEG) power spectra of conscious free moving rats. Three different preparations were tested on a rat model for the purpose of understanding their dose and time dependent effects on the electrical brain activity recorder on an electropharmacogram over four brain areas. According to analysis, the NeuroBioPharm APIs were projected in close neighbourhood to stimulatory and cognition enhancing drugs like Ginkgo extract and metanicotine, a potential treatment for senile dementia, and methylphenidate (MPD) or Ritalin, a drug used for treatment of attention deficit hyperactivity disorder (ADHD) in children. Furthermore, the Company has completed initial non-GLP preclinical toxicity and pharmacokinetic studies and has initiated a preclinical efficacy evaluation of the two new preparations.

The clinical trial evaluating the effect of the medical food in early stage Alzheimer disease has now completed the treatment phase. The trial was conducted in multiple sites in different provinces in Canada. The purpose of this study is to evaluate the efficacy of NKO™ softgels in reducing decline of global cognitive function as measured by the Neuropsychological Test Battery (NTB), in patients diagnosed with early stage Alzheimer's disease when compared to fish oil and a placebo after 24 weeks of treatment. The primary outcome measure is the change in Neurological Test Battery (NTB) between baseline and 24 weeks of treatment. Secondary outcome measures include the change in Disability Assessment in Dementia (DAD) at 24 weeks of treatment, the change in GDS NTB, DAD, and MMSE at 12 weeks. Safety and tolerability was assessed by the incidence of treatment emergent adverse events.

NeuroBioPharm is establishing itself with international and strategic industrial partners who are seeking safe and effective products for the maintenance of cognitive health for the OTC market, the clinical dietary management of cognitive decline and neurodevelopmental problems as medical foods and finally, prescription drugs for the treatment of neurodevelopmental and neurodegenerative disorders. In relation to the latter, upon receipt of the final clinical report for the Alzheimer study, NeuroBioharm intends to negotiate the terms of a License Agreement with the multinational company transferred to NeuroBioPharm by Neptune. The terms to be negotiated will include the agreed commercialization deal defining milestone payments and minimum annual royalty conditions.

Selected consolidated financial information
(In thousands of dollars, except per share data)
	Three-month period
	Ended February 28,		Year Ended February 28,
	2011	2010	2011	2010
	(Unaudited)	(Unaudited)
	$	$	$	$
Revenue from sales and research contracts	4,120	4,657	16,685	12,664
EBITDA[1]	(1,272)	288	271	(1,190)
Net income (loss) and comprehensive income (loss)	(2,036)	(39)	516	(1,535)
Basic earnings (loss) per share	(0.048)	(0.001)	0.01	(0.04)
Diluted earnings (loss) per share	(0.048)	(0.001)	0.01	(0.04)
Total assets	23,741	17,566	23,741	17,566
Working capital[2]	9,562	4,497	9,562	4,497
Total long term financial liabilities, including current portion	4,785	6,275	4,785	6,275
Shareholder equity	14,204	7,996	14,204	7,996
Book value per common share[3]	0.334	0.209	0.334	0.209

1

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be comparable to similar measurements presented by other public companies. Neptune obtains its EBITDA measurement by adding to net income (loss), financial expenses, amortization, income taxes, foreign exchange, loss from sale of property, plant and equipment and impairment of property, plant and equipment, incurred during the fiscal year. Neptune also excludes the effects of certain non-monetary transactions recorded, such as share-based compensation and gain on dilution for its EBITDA calculation.

2

Working capital is presented for information purposes only and represents a measurement of the Company’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be comparable to similar measurements presented by other public companies.

3

Book value per common share is presented for information purposes only and is obtained by dividing the book value of shareholders’ equity by the number of outstanding common shares at the end of the fiscal year. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be comparable to similar measurements presented by other public companies.

RECONCILIATION OF THE CONSOLIDATED EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (EBITDA)

A reconciliation of this non-GAAP financial measure is presented in the table below. The Company uses non-GAAP measures to assess its operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Company uses EBITDA to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Company believes it provides meaningful information on the Company’s financial condition and operating results.

Neptune obtains its EBITDA measure by adding to net income (net loss), financial expenses, amortization, income taxes, foreign exchange, loss from sale of property, plant and equipment and impairment of property, plant and equipment, incurred during the fiscal year, on a consolidated basis. Neptune also excludes the effects of certain non-monetary transactions recorded, such as share-based compensation and gain on dilution, for its consolidated EBITDA calculation. The Company believes it is useful to exclude these items as they are either non-cash expenses, items that cannot be influenced by management in the short term, or items that do not impact core operating performance. Excluding these items does not imply they are necessarily nonrecurring.

Reconciliation of non-GAAP financial information
(In thousands of dollars, except per share data)
	Three-month period
	ended February 28,		Year Ended February 28,
	2011	2010	2011	2010
	(Unaudited)	(Unaudited)
	$	$	$	$
Net income (loss)	(2,036)	(39)	516	(1,535)
Add (deduct):
Amortization	229	242	923	768
Financial expenses	107	111	443	678
Stock-based compensation	260	103	720	485
Foreign exchange (gain) loss	168	(49)	196	636
Loss from sale of property, plant and equipment	-	-	99	-
Impairment of property, plant and equipment	-	-	139	-
Gain on dilution	-	(80)	(2,765)	(2,222)
EBITDA	(1,272)	288	271	(1,190)

SELECTED CONSOLIDATED QUARTERLY FINANCIAL DATA

Fiscal year ended February 28, 2011
		First	Second	Third	Fourth
	Total	Quarter	Quarter	Quarter	Quarter
	$	$	$	$	$
Revenue from sales and research contracts	16,685	4,162	4,114	4,289	4,120
EBITDA[2]	271	676	732	135	(1,272)
Net income (loss)	516	477	274	1,801	(2,036)
Basic earnings (loss) per share	0.01	0.01	0.01	0.044	(0.048)
Diluted earnings (loss) per share	0.01	0.01	0.01	0.043	(0.048)

Fiscal year ended February 28, 2010
		First	Second	Third	Fourth
	Total	Quarter	Quarter[1]	Quarter	Quarter
	$	$	$	$	$
Revenue from sales and research contracts	12,664	2,878	1,371	3,758	4,657
EBITDA[2]	(1,190)	(284)	(1,634)	440	288
Net income (loss)	(1,535)	(1,407)	(2,112)	2,023	(39)
Basic and diluted earnings (loss) per share	(0.04)	(0.04)	(0.06)	0.05	(0.00)

1	Impact of plant shut down during second quarter of fiscal 2010.

2

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be comparable to similar measurements presented by other public companies. Neptune obtains its EBITDA measurement by adding to net income (loss), financial expenses, amortization, income taxes, foreign exchange, loss from sale of property, plant and equipment and impairment of property, plant and equipment, incurred during the fiscal year. Neptune also excludes the effects of certain non-monetary transactions, such as share-based compensation and gain on dilution for its EBITDA calculation.

SEGMENT DISCLOSURES

The Company has three reportable operating segments structured in three distinct legal entities: the first is producing and commercializing nutraceutical products (Neptune), the second is the development and commercialization of pharmaceutical products for cardiovascular diseases (Acasti Pharma) and the third is the development and commercialization of pharmaceutical products for neurological diseases (NeuroBioPharm).

For the fiscal year ended February 28, 2011, all revenues are generated by the nutraceutical segment with the exception of a small amount of revenue from a research contract in NeuroBioPharm. The continuity of all operations of the consolidated group is presently supported by Neptune’s revenues and recent financings in both Neptune and Acasti. Acasti operations are at the pre-commercialization stage for the prescription medical food product, OnemiaTM, at the partnership negotiation stage for the OTC product, VectosTM, and at the Phase II clinical trial preparation for prescription drug program, CaPreTM. As for NeuroBioPharm, operations are limited to product development in the OTC, prescription medical foods, and prescription drug products as well as pre-clinical research.

At this moment, NKO® and EKO™ are the only products sold in the nutraceutical market by Neptune. NKO® and EKO™ presently generate gross margins that vary between 40% and 50% depending on the country and the market where they are sold. In the case of Acasti and NeuroBioPharm, several products have been developed but none are presently generating revenue since Acasti’s product OnemiaTM is at the pre-commercialization stage. Acasti Pharma and NeuroBioPharm have adopted the same development strategy as Neptune which is to generate short term revenue with the OTC and prescription medical food products. It is currently not possible to evaluate a precise timeline for the launch of any of NeuroBioPharm products as negotiation are ongoing with potential partners.

The consolidated cash flows are explained in the following section. Except as described below, significant consolidated cash flows are consistent with those of the nutraceutical segment. In regards to the cardiovascular segment during the fiscal year ended February 28, 2011, Acasti’s operating activities generated a decrease in cash of $1,862 mostly related to its operating loss as well as to the changes in operating assets and liabilities. Acasti’s investing activities generated a decrease in cash of $2,529 related mostly to the purchase of short-term investments. Acasti’s financing activities generated an increase in cash of $4,300 related to the issuance of shares pursuant the exercise of warrants of which $3,067 was provided by the Company on exercise of warrants it owned and therefore eliminated upon consolidation. Overall, as a result, Acasti decreased its cash by $91 since February 28, 2010, while it had increased its cash by $84 from February 28, 2009 to February 28, 2010. Total liquidities of Acasti as at February 28, 2011, comprised of cash and short-term investments, amounted to $2,830.

Selected financial information by segment is as follows as at February 28, 2011 (12 months):

The following table show selected financial information by segments :

Fiscal Year Ended February 28, 2011
				Elimination
	Nutraceutical	Cardiovascular	Neurological	and other	Total
(Expressed in thousands)	$	$	$	$	$

Revenue from sales and research contracts	16,734	28	103	(180)	16,685

EBITDA	2,934	(2,255)	(408)	-	271

Net income (loss)	2,082	(2,373)	(435)	1,242	516

Total assets	20,217	3,316	208	-	23,741

Working capital	6,745	2,768	49	-	9,562

EBITDA calculation
Net income (loss)	2,082	(2,373)	(435)	1,242	516
add (deduct)
Amortization	910	13	-	-	923
Financial expenses	442	1	-	-	443
Stock-based compensation	587	106	27	-	720
Foreign exchange loss (gain)	198	(2)	-	-	196
Loss from sale of property, plant and equipment	99	-	-	-	99
Impairment of property, plant and equipment	139	-	-	-	139
Gain on dilution	(1,523)	-	-	(1,242)	(2,765)

EBITDA	2,934	(2,255)	(408)	-	271

COMMENTS RELATIVE TO THE SIGNIFICANT VARIATIONS BETWEEN THE ANNUAL AND FOURTH QUARTER OF THE YEARS ENDED FEBRUARY 28, 2011 AND 2010

Revenue

Revenue for the fourth quarter continued to be above the $4,000 quarterly objective and amounted to $4,120 for the three-month period ended February 28, 2011, representing a decrease of 11.5% compared to the record setting quarter of $4,657 for the three-month period ended February 28, 2010. Revenues amounted to $16,685 for the fiscal year ended February 28, 2011, representing a 5-year high increase of 31.7% compared to $12,664 for fiscal year ended February 28, 2010. This 5-year high increase in the Company’s revenue is even more remarkable considering the devaluation in the US dollar vs CDN dollar in the recent months since more than 60% of all revenues are recorded in US dollar. This increase in revenue is also attributable to the aggressive penetration of the American, European and Asian/Australian markets due to the increasing awareness and recognition of NKO® and EKOTM.

Virtually all of the Company’s sales are derived from the nutraceutical segment.

Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)

EBITDA decreased substantially for the three-month period ended February 28, 2011 to $(1,272) compared to $288 for the three-month period ended February 28, 2010. EBITDA increased by $1,461 for the fiscal year ended February 28, 2011 to $271 compared to $(1,190) for the fiscal year ended February 28, 2010. For the year ended February 28, 2011, the Company recorded a positive consolidated EBITDA for the first time since the initiation of the subsidiaries R&D programs, primarily due to EBITDA in the nutraceutical segment, which was $2,934 compared to $688 for the fiscal year ended February 28, 2010. The lower EBITDA for the three-month period ended February 28, 2011 when compared to the corresponding period of the previous year is attributable to higher legal fees and investor relation expenses, as well as increased R&D expenses incurred by Acasti and NeuroBioPharm. The main reason for the fiscal year ended February 28, 2011 increased EBITDA over the corresponding period of last year are increased revenues and overall improved production performance.

Net Income (Loss)

The Company realized a consolidated net loss for the three-month period ended February 28, 2011 of $(1,272) or $(0.045) per share compared to a net loss of $(39) or $(0.001) per share for the three-month period ended February 28, 2010 on an annual basis. As a result of substantial gain on dilution, the Company realized for the first time a consolidated net income for the fiscal year ended February 28, 2011 since the initiation of the subsidiaries’ R&D programs. Consolidated net income amounted to $516 or $0.01 per share compared to a net loss of $(1,535) or $(0.04) per share for the fiscal year ended February 28, 2010. During the fiscal year ended February 28, 2011 the Company realized a gain on dilution of $2,765. The gain on dilution realized during the fiscal year ended February 28, 2011 was offset by the loss from sale of property, plant and equipment and the impairment of property, plant and equipment. During the fiscal year ended February 28, 2011 the Company incurred increased expenses in operating, amortization and stock-based compensation when compared with the corresponding period of 2010. The cumulative effect of the elements described above and in the EBITDA section explains the difference in net income between the year ended February 28, 2011 and 2010. The increase in net income for the fiscal year ended February 28, 2011 over the corresponding period of 2010 is principally attributable to the considerable increase in sales level along with less significant increases in the cost of sales and operating expenses for the fiscal year ended February 28, 2011. This improved performance is not only attributable, as mentioned here above, to higher sales level and to an overall improved production performance, but also to the higher gain on dilution and to lower financial expenses, explained by a lower amount of long term debt. These favourable variances were offset by an increase in two non-monetary expenses, amortization and stock based compensation.

CASH FLOW AND FINANCIAL CONDITION COMPARISON BETWEEN THE YEARS ENDED FEBRUARY 28, 2011 AND 2010

Operating Activities

During the fiscal year ended February 28, 2011, the operating activities generated negative cash flows of $4,545, compared to negative cash flows of $507 for the corresponding fiscal year ended February 28, 2010. The difference derived from operating activities from the comparable fiscal year is attributable to the use of cash of $4,345 from the net change of $4,345 in operating assets and liabilities during the fiscal year ended February 28, 2011 compared to the corresponding period in 2010 principally as a result of the Company’s increased investments in accounts receivable and inventories offset by an increase in accounts payable and accrued liabilities as of February 28, 2011 compared to February 28, 2010.

Investing Activities

During the fiscal year ended February 28, 2011, the investing activities generated a decrease in cash of $3,316. This decrease is mainly due to the purchase of short-term investments for $(2,512), compared with $2,317 of short-term investments that came to maturity for the corresponding period in 2010. The Company also invested $995 in additions to property, plant and equipment but added $229 from the sale of processing equipment.

Financing Activities

During the fiscal year ended February 28, 2011, the financing activities generated an increase in cash of $6,794. This increase is mainly due to issuance of 1,430,540 shares pursuant to a private placement financing for an amount of $2,647, to the exercice of Acasti warrants for an amount of $1,242 and to the exercice of Call Options on Acasti shares for an amount of $1,481. This increase is also attributable to the issuance of an additional 1,068,000 shares following the exercise of the debenture warrants for an amount of $1,335, and to the issuance of 1,320,000 shares pursuant to the exercise of incentive stock options exercise for an amount of $668. These increases in cash were partly offset by the repayment of long-term debt by $1,042.

Overall, as a result of cash flows from all activities, the Company decreased its cash by $1,133 for the fiscal year ended February 28, 2011.

At February 28, 2011, the Company’s liquidity position, consisting of cash, short-term investments and bank overdraft was $3,473. See subsequent events for details of a private placement financing completed in May 2011.

Also, at February 28, 2011, the Company had an authorized operating line of credit $1,000, of which an amount of $630 was used, as well as an additional $200 for foreign exchange contracts, all of which was also available.

The Company believes that its available cash and short-term investments research collaborations and licensing agreements, research tax credits, and access to capital markets should be sufficient to finance the Company’s operations and capital needs during the ensuing fiscal year. However, in light of the uncertainties associated with the regulatory approval process, clinical trial results, commercialization of nutraceutical products and the Company’s ability to secure additional licensing, partnership and/or other agreements, further financing may be required to support the Company’s operations in the future.

FINANCIAL POSITION

The following table details the significant changes to the balance sheet at February 28, 2011 compared to February 28, 2010:

	Increase
Accounts	(Reduction)	Comments
	(In thousands of dollars)
Cash	(1,093)	See cash flow statement
Short-term investments	2,512	Purchase of short-term investments
Receivables	2,337	Increased sales
Inventories	1,899	Purchase of raw material and increased production
Bank loan	630	Use of credit line to finance receivables
Accounts payable and accrued liabilities	841	Timing of supplier payments
Convertible debenture	(468)	Conversion of outstanding debenture
Long-term debt	(1,022)	Reimbursement of long-term debt

PRIMARY ANNUAL FINANCIAL RATIOS

	2011	2010	2009
Working Capital Ratio (current assets/current liabilities)[1]	2.67	2.05	2.98
Solvency Ratio (Debt Capital/Shareholders’ Equity)*2	0.34	0.78	0.63
* including convertible debentures for 2009 and 2010.

1

The Working Capital Ratio is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be comparable to similar measurements presented by other public companies.

2

The Solvency Ratio is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be comparable to similar measurements presented by other public companies.

The Company’s Working Capital Ratio improved during the year ended February 28, 2011 compared to the year ended February 28, 2010 mainly due to increases in short term assets, which included the increase in short-term investments due to an increase in cash resources from the financing activities as previously detailed and the increase in account receivable due to the increase in sales. The Company’s solvency ratio improved during the period ended February 28, 2011 compared to the period ended February 28, 2010 and to February 28, 2009 mainly due to the decrease and increase of the Company’s Debt and Shareholders’ Equity, respectively.

CONTRACTUAL OBLIGATIONS

The Company’s contractual obligations as at February 28, 2011, including payments due during the next five reporting periods and thereafter, are presented in the following table:

Required payments per year		Less than	2 to 3	4 to 5	More than
(in thousands of dollars)	Total	one year	years	years	5 years

Bank overdraft and bank loan	$670	$670	$–	$–	$–

Accounts payable and accrued liabilities	3,258	3,258	-	-	-

Long-term debt	4,778	967	1,887	1,743	181

Loans guaranteed by investments in lease contracts (i)	46	29	15	2	-
	8,752	4,924	1,902	1,745	181

Other contractual obligations:
Research and development contracts	1,002	776	226	-	-
Other lease contracts	491	183	171	137	-

	$10,245	$5,883	$2,299	$1,882	$181

(i)	Including interest costs

In addition, approximately $554 of advance payments at February 28, 2011 may be refundable in the next year if the Company fails to meet certain development milestones.

OFF-BALANCE SHEET ARRANGEMENTS
The Company off-balance sheet arrangements consist of the following commitments:

(a)	License agreement

The Company has entered into a licensing agreement, which calls for semi-annual payments of royalties based on the net realized sales of licensed products, according to the following conditions:

		Minimum
	Rate	royalty

To a Canadian university as of June 1, 2002 (i) (for the term of the patents or until the Company exercised its option)	4%	$ 5
To a company controlled by an officer and director as of June 1, 2002 (for an unlimited period)	1%	–

(i) The Company has a $275 purchase option relating to the intellectual property currently held by this Canadian university.

(b)	Research and development agreements:

In the normal course of business, the Company has signed agreements with various partners and suppliers for them to execute research projects and to produce and market certain products. The Company has reserved certain rights relating to these projects.

The Company initiated many research and development projects that will be conducted over a 12-month period for a total of $2,149. As at February 28, 2011, accruals of $114 are included in accounts payable and accrued liabilities in relation to these projects. Payments for the next years are $776 in 2012 and $226 in 2013.

(c)	Rental agreements:

The Company has entered into long-term operating lease agreements, which call for payments of $491 for the rental of premises. Minimum lease payments for the next years are $183 in 2012, $171 in 2013, and $137 in 2014.

SUBSEQUENT EVENTS

(a)	Clinical research contract:

On March 24, 2011, the Company initiated a clinical research trial that is being conducted over a 24-month period at an estimated cost of $2,400.

(b)	Private placement financing:

On May 3 and May 13, 2011, the Company closed the two portions of a private placement financing, from U.S. and Canadian accredited investors, for gross proceeds of $12,400.

A portion of the proceeds came from US institutional investors for 2,722,222 common shares at US$2.25 per share and warrants to purchase 680,556 additional common shares. The warrants to purchase additional shares will be exercisable at a price of US$2.75 per share for 18 months commencing one day following their issue date. The other portion of the proceeds came from Canadian institutional investors for 3,062,835 common shares at $2.15 per share and warrants to purchase 765,709 additional shares. The warrants to purchase additional shares will be exercisable at a price of $2.65 per share for 18 months commencing one day following their issue date. The Company has agreed to use its reasonable best efforts to file and has declared effective by the end of June 2011 a registration statement with the Securities and Exchange Commission to permit the resale of the shares and warrants.

(c)

On March 21, 2011, the outstanding Class B and Class C shares of Acasti, of 5,000,000 and 260,000, respectively, were converted into Class A shares by their holders on a 1:1 basis (the “Conversion”). Following the Conversion, the Company owns 60% of Class A shares, which also reflects its participation and share of the vote.

(d)

On March 21, 2011, the Board of Directors of Acasti amended the incentive stock option plan (the “Plan”). The amendments to the Plan are subject to the approval by the shareholders at their next annual meeting. The main modification to the Plan consists of an increase in the number of shares reserved for issuance of incentive stock options under the Plan to 6,443,444.

(e)

On March 21, 2011, the Board of Directors of Acasti approved the submission of a listing application to the TSX Venture Exchange, for the public listing of Acasti's Class A shares. A copy of the Listing Application is available on SEDAR. Acasti's shares began trading on March 31, 2011.

(f)	Rights offering:

On May 6, 2011, Acasti’s Board of Directors authorized, subject to regulatory approval, the issuance of rights to its shareholders to subscribe to additional Class A shares of Acasti. The maximum number of shares to be issued following the rights offering will equal 15% of Acasti’s outstanding shares. If approved, the rights will be exercisable at a minimal price of $0.60 and not less than the discounted market price permitted by the TSX- Venture Exchange (the “Exchange”). Acasti has received the Exchange’s conditional approval, which is also subject to the Autorité des Marchés Financiers’ (AMF) approval. Acasti has filed a request to obtain a prospectus exemption from the AMF. At May 17, 2011, approvals from the AMF for the rights offering and the exemption requested were pending.

Concurrently, the Company’s Board of Directors approved the flow-through of rights received from Acasti directly to its own shareholders. Assuming all rights were exercised, the Company would still remain the controlling shareholder of Acasti.

(g)	Prospectus and declaration of dividend:

On April 19, 2011, the Board of Directors of the Company and NeuroBioPharm approved plans for NeuroBioPharm to prepare to file a non-offering prospectus to become a reporting issuer under Canadian securities regulation and as a result allow the Company to declare a dividend payable with a number of shares of NeuroBioPharm that would represent a minority interest. Neither the filing of the prospectus nor the declaration of dividend has occurred prior to the approval of these consolidated financial statements.

RELATED PARTY TRANSACTIONS

Under the terms of an agreement entered into with a company controlled by an officer and director (which is also a shareholder of the Company), the Company is committed to pay royalties of 1% of its revenues in semi-annual instalments, for an unlimited period. The annual amount disbursed cannot exceed net earnings before interest, taxes and amortization of the Company on a non-consolidated basis. For the year ended February 28, 2011, total royalties included in operating expenses amounted to $164 (2010 - $120). As at February 28, 2011, the balance due to this company under this agreement amounts to $178 (2010 - $175). This amount is presented in the consolidated balance sheet under “Accounts payable and accrued liabilities”.

These transactions are measured at the exchange amount, which is the amount of consideration determined and accepted by the parties involved.

CRITICAL ACCOUNTING POLICIES

In preparing the Company’s consolidated financial statements in conformity with GAAP, Management is required to make certain estimates, judgements and assumptions that the Company believes are reasonable based upon the information available at the time. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The accounting policies which the Company considers to be critical are those that require the most difficult, subjective, or complex judgments and that are the most important to aid in fully understanding and evaluating its consolidated financial statements. These accounting policies are discussed in the following paragraphs.

Property, Plant and Equipment and Intangible Assets are started at cost and amortized on a straight-line or declining balance basis. The Company regularly reviews property, plant and equipment and intangible assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets exceeds the sum of the expected cash flows from its uses and disposal. Management’s judgment regarding the existence of impairment indicators is based on legal factors, market conditions and operating performances. Future events could cause management to conclude that impairment indicators exist and that the carrying values of the Company’s capital assets or intangible assets are impaired. Any results impairment loss could have a material adverse impact on the Company’s financial position and results of operations.

Income Taxes are accounted for under the asset and liability method. In the Company’s case, recurring operating losses during the development years create tax assets that may reduce future taxable earnings, if any. In assessing whether future tax assets may be realized, management provides valuation allowances by considering the likelihood that some portion or all of the tax assets is dependent upon the generation of future taxable income. Given the Company’s history of losses, management has determined that the criteria for the recognition of tax assets were not met at February 28, 2011.

Research and Development consist of direct and indirect expenditures, including a reasonable allocation of overhead expenses, associated with the Company’s various research and development programs. Research costs are expensed as incurred. Development costs are expensed as incurred unless a development project meets generally accepted accounting criteria for deferral and amortization. Overhead expenses comprise general and administrative support provided to the research and development programs and involve costs associated with support activities such as facility maintenance, utilities, office services, information technology.

Refundable Research and Development tax credits are recorded based on our estimates of amounts expected to be recovered and are subject to audit by the taxation authorities and, accordingly, these amounts may vary materially.

Stock-based Compensation represents the accounting cost of stock options awarded to employees and directors under the corporation’s stock option plan. The value of these options is estimated by using the Black-Scholes option-pricing model that was developed to estimate the fair value of freely-tradable, fully transferable options without vesting restrictions. The use of this model requires highly subjective assumptions, especially the assumption relating to future stock price volatility, which greatly affects the computed values.

CHANGE TO ACCOUNTING POLICIES

New accounting policies adopted in 2010:

On March 1, 2009, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”):

Goodwill and Intangible Assets:

The CICA issued Handbook Section 3064, Goodwill and Intangible Assets, which replaced Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. The new standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition, as well as clarifying the application of the concept of matching revenues and expenses, whether these assets are separately acquired or internally developed. This standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008.

As a result of this standard, direct costs incurred to secure patents related to internally-generated assets in the research phase will no longer be capitalized by the Company. The Company applied this standard on a retrospective basis. The impact of adopting this standard was to increase the opening deficit and reduce intangible assets as at March 1, 2009 by $147, for such assets capitalized prior to the date of commercialization, May 31, 2002.

Financial Instruments:

Effective September 1, 2009, the Company has adopted an amendment to CICA Handbook Section 3862, Financial Instruments - Disclosures, which requires additional disclosures about fair value and liquidity risk. The amendments introduce a ''fair value hierarchy'' for disclosures which intends to provide information to financial statement users about the relative reliability of fair value measurements. The new standard relates to disclosure only and did not impact the financial results of the Company.

Future accounting changes:

International Financial Reporting Standards:

In February 2008, Canada’s Accounting Standards Board (''AcSB'') confirmed that Canadian generally accepted accounting principles (''GAAP''), as used by publicly accountable enterprises, would be replaced by International Financial Reporting Standards (''IFRS''), as issued by the International Accounting Standards Board (''IASB''). The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Therefore, the Company will be required to report under IFRS for its 2011-2012 interim and annual consolidated financial statements with comparative figures for the previous period. The Company will convert to these new standards according to the timetable set within these new rules.

The Company’s transition process from Canadian GAAP to IFRS has been initiated. A progress report was submitted to the Audit Committee on the status of the IFRS implementation in May, July, October 2010 and January 2011.

The transition work plan to IFRS is outlined in the following tables:

Phase 1 : Initial Assessment Phase
Actions	High-level assessment to identify areas of accounting differences between Canadian GAAP and IFRS.

Rank their impact (high, medium or low priority) that may arise from the transition to IFRS.

Assessment of potential consequences on financial reporting, business processes, internal controls and information systems.

Timetable	End of second quarter of 2010-2011.

Progress	Completed.

Phase 2 : Detailed Assessment and Design Phase
Actions	Each area of accounting differences between Canadian GAAP and IFRS identified in the initial phase will be further assessed in order of descending priority.

Specification of changes required to existing accounting policies, information systems, and business processes.

Analysis of possible IFRS choices and impacts for the presentation of the consolidated financial statements. Analysis and decisions made, including the Company’s selection of IFRS 1 exemptions at the date of transition, will be included in IFRS memos and reviewed by the External Auditors, which will be approved by the Audit Committee.

Preparation of draft consolidated financial statements and notes.

Timetable

Our initial detailed timetable that contemplated that the bulk of the analysis would be completed by the end of fiscal 2010-2011. We prioritized standards, based on their ranking in the diagnostic, the time needed to complete the analysis and implementation, and working group members’ availability. However, the work required to prepare and file Acasti’s listing application in March 2011, along with other regulatory filing projects within the Neptune group of companies during the period from October 2010 required the immediate attention of those members, such that progress could not go as planned. The Company has prepared a revised timetable to allow completion of this phase by July 2011.

Progress

At the end of the second quarter of 2010-2011, we commenced our analysis of certain IFRS standards that may have an impact on our Company. We expect to complete the analysis in accordance with our revised timetable.

Phase 3 : Implementation and Testing Phase
Actions	Execution of changes to information systems and business processes.

Completing formal authorization processes to approve recommended accounting policies changes.

Training programs for the Company’s finance and other staff, as necessary.

Culmination in the collection of financial information necessary to compile IFRS-compliant interim and annual consolidated financial statements, embedding IFRS in business processes, elimination of any unnecessary data collection processes and Audit Committee approval of IFRS financial statements.

Implementation also involves further training to staff as revised systems begin to take effect.

Timetable

We initially planned that by the end of the fourth quarter of 2010-2011, our opening balance sheet, comparative financial data under IFRS and changes regarding specification of changes required to existing accounting policies, information systems, and business processes would be completed. However, the work required to prepare and file Acasti’s listing application in March 2011, along with other regulatory filing projects within the Neptune group of companies during the period from October 2010 required the immediate attention of those members, such that progress could not go as planned. The Company has prepared a revised timetable to allow completion by the time the Company’s regulatory filings are due for the first quarter of the 2011-2012 fiscal year, on August 14, 2011. This due date includes the 30 days extension permissible under securities rules for the first IFRS quarterly financial statements.

Progress

At the end of the second quarter of 2010-2011, we commenced compiling the financial data for our opening balance sheet based on the analysis of certain IFRS standards. We expect to complete in accordance with our revised timetable.

Key accounting areas

Management is in the process of quantifying the expected material differences between IFRS and the current accounting treatment under Canadian GAAP. Differences with respect to recognition, measurement, presentation and disclosure of financial information are expected to be in the following key accounting areas.

Key accounting areas	Differences with potential impact for the Company

Functional currency	Documentation of sales currency, sales market currency, and the manufacturing costs currency, for determining whether the Canadian dollar remains the functional currency.

Related party transactions	Lack of standards for transactions outside the ordinary course of business.

Convertibles debentures	Complexity of standards, required residual method.

Consolidation	Allocation of losses of subsidiaries to non-controlling interest even if it results in a negative number and treatment as equity transactions of changes that gave rise to gains on dilution.

Provisions	Lower recognition threshold for provisions, the concept of onerous contract.

Warrants	Possible reclassification to liabilities of any warrant with a settlement option other than the issue of equity.

Property, plant and equipment	Component approach, capitalization of interest.

Share-based payment

Retrospectively treating each tranche of award under graded vesting as separate award: determination of fair value estimates and expense recognition, allocation of expenditure within the consolidated group.

Income taxes	Tax impact of differences quantified.

Presentation of financial statements	Approach by nature or function to the income statement, various disclosures.

This is not an exhaustive list of all the significant impacts that could occur during the conversion to IFRS.

At this time, the comprehensive impact of the changeover on the Company’s future financial position and results of operations is not yet determinable. Management expects to complete this assessment in time for parallel recording of financial information in accordance with IFRS.

The Company continues to monitor and assess the impact of evolving differences between Canadian GAAP and IFRS, since the IASB is expected to continue issuing new accounting standards until the filing of the Company’s first annual IFRS financial statements.

As the project advances, the Company could alter its intentions and the milestones communicated at the time of reporting as a result if changes to international standards currently in development between now and when the changeover is completed.

Information technology

We currently do not expect the transition to IFRS to require significant changes to our information technology systems and reports. We also expect our systems to be reliable for purposes of generating the comparative fiscal 2010-2011 information that needs to be provided in accordance with IFRS during fiscal 2011-2012 (i.e. the first period of reporting prepared in accordance with IFRS), as well as the information required in the opening balance sheet as at the transition date (March 1, 2010).

Internal controls over financial reporting and disclosure controls and procedures

Internal control processes and procedures will be put into place in order to address the key accounting differences resulting from the changeover to IFRS. Internal controls applicable to our reporting process under Canadian GAAP are expected to be substantially the same as those required in our IFRS reporting environment.

Our disclosure controls and procedures will also be updated as our changeover to IFRS continues to ensure that information is appropriately communicated in our external communications and other periodic published reports.

Financial expertise

The project to transition to IFRS is being led by the Corporate Accounting group in Laval. The Corporate Accounting group has the appropriate resources and skills to effectively complete the changeover to IFRS on a timely basis. Periodic meetings are held with management and the Audit Committee in order to keep them informed of the progress of our transition plan. External advisors are also being consulted on an as needed basis to review our transition work plan and business impact analysis, and advise us on issues as they arise.

Business contracts

Business contracts which are affected by financial results such as financial covenants and long-term incentive plans are being reviewed to assess the impact from the changeover to IFRS. The changeover to IFRS is not expected to have a significant impact on our business contracts.

USE OF ESTIMATES

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the recorded amount of assets and liabilities and the reported amount of contingent assets and liabilities at the date of the financial statements and the recorded amounts of income and expenses during the year. Significant areas requiring the use of management estimates include estimating the useful life and recoverability of long-lived assets, including property, plant and equipment and intangible assets, determining the fair value of financial instruments and estimating the fair value of stock-option awards, assessing the recognition and measurement of contingent liabilities, assessing the recoverability of research tax credit receivable and future income tax assets and the collectibility of trade receivables. Consequently, actual results could differ from those estimates.

EFFECTIVENESS OF DISCLOSURE PROCEDURES AND CONTROLS

In accordance with Multilateral Instrument 52-109 (“MI 52-109”), Certification of Disclosure in Issuers’ Annual and Interim Filings, the Company’s CEO and CFO have designed, or have caused to be designed under their supervision, controls and procedures that provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under provincial or territorial securities legislation is recorded, processed, summarized and reported within the time periods specified in the provincial and territorial securities legislation. The Company’s CEO and CFO are assisted in such functions by a Disclosure Policy Committee (the “Committee”) responsible for the Company’s disclosure policy established by the Board to ensure that the communication of material information to the public is timely, factual and accurate and broadly disseminated in accordance with all applicable legal and regulatory requirements. The Committee is currently comprised of the CEO, the CFO and the Controller. The CEO and the CFO, after evaluating the effectiveness of the Company’s disclosure controls and procedures as at February 28, 2011, have concluded that the Company’s disclosure controls and procedures are effective.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its compliance with GAAP in its consolidated financial statements.

An evaluation was carried out under the supervision and with the participation of the Company’s Chief Executive Officer and the Chief Financial Officer to evaluate the design and operating effectiveness of the Company’s internal controls over financial reporting as at February 28, 2011. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the internal control over financial reporting, as defined by National Instrument 52-109, was appropriately designed and operating effectively. The evaluations were conducted in accordance with the framework criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), a recognized control model, and the requirements of National Instrument 52-109, Certification of Disclosures in Issuers’ Annual and Interim Filings.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the period ended February 28, 2011, the CEO and the CFO evaluated whether there were any material changes in internal control over financial reporting pursuant to MI 52-109. They individually concluded that there was no change during the fiscal year ended February 28, 2011 that affected materially or is reasonably likely to affect materially the Company’s internal controls over financial reporting and disclosure controls and procedures.

RISK FACTORS

The information contained in the consolidated financial statements and the MD&A for the year ended February 28, 2011 should be read in conjunction with all the Company’s public documentation and in particular the risk factors section in the Annual Information Form. This information does not represent an exhaustive list of all risks related to an investment decision in the Company.

Credit risk:

Credit risk is the risk of a loss if a customer or counterparty to a financial asset fails to meet its contractual obligations, and arises primarily from the Company’s trade receivables. The Company may also have credit risk relating to cash and short-term investments, which it manages by dealing only with highly-rated Canadian institutions. The carrying amount of financial assets, as disclosed in the consolidated balance sheet, represents the Company’s credit exposure at the reporting date. The Company’s trade receivables and credit exposure fluctuate throughout the year. The Company’s average trade receivables and credit exposure during the year may be higher than the balance at the end of that reporting period.

The Company’s credit risk for trade receivables is concentrated, as the majority of its sales are to a relatively small group of distributors. As at February 28, 2011, the Company had thirty-seven trade debtors. Most sales' payment terms are set in accordance with industry practice. Five customers represent 61% (three customers represented 56% as at February 28, 2010) of total trade accounts included in accounts receivable as at February 28, 2011.

Most of the Company's clients are distributors for a given territory and are privately-held enterprises. The profile and credit quality of the Company’s retail customers vary significantly. Adverse changes in a customer’s financial position could cause the Company to limit or discontinue conducting business with that customer, require the Company to assume more credit risk relating to that customer’s future purchases or result in uncollectible accounts receivable from that customer. Such changes could have a material adverse effect on our business, consolidated results of operations, financial condition and cash flows.

The Company’s extension of credit to customers involves considerable judgment and is based on an evaluation of each customer’s financial condition and payment history. The Company has established various internal controls designed to mitigate credit risk, including a credit analysis by the insurer which recommends customers' credit limits and payment terms that are reviewed and approved by the Company. The Company reviews periodically the insurer's maximum credit quotation for each of its clients. New clients are subject to the same process as regular clients. The Company has also established procedures to obtain approval by senior management to release goods for shipment when customers have fully-utilized approved insurers credit limits. From time to time, the Company will temporarily transact with customers on a prepayment basis where circumstances warrant.

While the Company’s credit controls and processes have been effective in mitigating credit risk, these controls cannot eliminate credit risk and there can be no assurance that these controls will continue to be effective, or that the Company’s low credit loss experience will continue.

Customers do not provide collateral in exchange for credit, except in unusual circumstances. Receivables from selected customers are covered by credit insurance, with amounts usually up to 100% of the invoicing, with the exception of some customers under specific terms. The information available through the insurers is the main element in the decision process to determine the credit limits assigned to customers.

The Company provides for trade receivable accounts to their expected realizable value as soon as the account is determined not to be fully collectible, with such write-offs charged to consolidated earnings unless the loss has been provided for in prior periods, in which case the write-off is applied to reduce the allowance for doubtful accounts. The Company updates its estimate of the allowance for doubtful accounts, based on evaluations of the collectibility of trade receivable balances at each balance sheet reporting date, taking into account amounts which are past due, and any available information indicating that a customer could be experiencing liquidity or going concern problems.

Foreign exchange risk:

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates and the degrees of volatility of those rates. Foreign currency risk is limited to the portion of the Company's business transactions denominated in currencies other than the Canadian dollar. From time to time, the Company uses derivative financial instruments to reduce its foreign exchange exposure. Fluctuations related to foreign exchange rates could cause unforeseen fluctuations in the Company's operating results.

Approximately 65% of the Company’s revenues are in US dollars, and 31% are in Euros. A small portion of the purchases, except for the purchase of raw materials, are made in foreign currencies. There is a financial risk involved related to the fluctuation in the value of the US dollar and the Euro in relation to the Canadian dollar.

The Company enters into currency forwards to purchase or sell amounts of foreign currency in the future at predetermined exchange rates. The purpose of these currency forwards is to fix the risk of fluctuations in future exchange rates.

Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates.

The risk that the Company will realize a loss as a result of the decline in the fair value of its short-term investments is limited because these short-term investments have short-term maturities and are generally held to maturity.

An assumed 0.5% interest rate increase during the year ended February 28, 2011 would have decreased consolidated net income by $27, with an equal opposite effect for an assumed 0.5% decrease.

The capacity of the Company to reinvest the short-term amounts with equivalent returns will be impacted by variations in short-term fixed interest rates available in the market.

Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Audit Committee and the Board of Directors review and approve the Company's operating budgets, and review the most important material transactions outside the normal course of business.

Financial risks:

Until each entity is independently financed, the success of the Company is dependent on its ability to support the development of its two subsidiaries and its ability to bring their products to market, obtain the necessary approvals, and achieve future profitable operations. This is dependent on the Company’s ability to obtain adequate financing through a combination of financing activities and operations. It is not possible to predict either the outcome of future research and development programs nor the Company’s ability, nor its subsidiaries ability, to fund these programs going forward.

Management intends to continue the careful management of risks relating to exports, foreign exchange, interest rates and sale prices for its merchandise, credit and financial risks.

PRODUCT LIABILITY

The Company has secured a $5,000 product liability insurance policy, renewable on an annual basis, to cover civil liability relating to its products. The Company also maintains a quality-assurance process that is QMP certified by the Canadian Food Inspection Agency (CFIA). Additionally, The Company has obtained Good Manufacturing Practices accreditation from Health Canada.

FORWARD-LOOKING INFORMATION

This Management Analysis contains prospective information. Prospective statements include a certain amount of risk and uncertainty and may result in actual future Company results differing noticeably from those predicted. These risks include, but are not limited to: the growth in demand for Company products, seasonal variations in customer orders, changes to raw material pricing and availability, the time required to complete important strategic transactions and changes to economic conditions in Canada, the United-States and Europe (including changes to exchange and interest rates).

The Company based its statements on the information available when this analysis was issued. The inclusion of this information should not be considered a declaration by the Company these estimated results have been achieved.

ADDITIONAL INFORMATION

Updated and additional Company information is available from the SEDAR Website at www.sedar.com and from EDGAR Website at www.sec.gov

As at May 17, 2011, the total number of common shares issued by the Company and in circulation was 48,275,930. The Company’s common shares trade on the TSX Exchange Venture under the symbol NTB and on NASDAQ Capital Market under the symbol NEPT. There were also 1,581,765 warrants for which 309,919 were broker warrants and conversion warrants and 2,681,625 options outstanding as at the same date.

/s/ Henri Harland	/s/ André Godin
Henri Harland	André Godin
President and Chief Executive Officer	Chief Financial Officer and Finance